Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 11 DATED AUGUST 27, 2020
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Marathon 12

On May 17, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Marathon 12, LLC (the “Marathon 12 Controlled Subsidiary”), for an initial purchase price of approximately $1,279,000, which was the initial stated value of our equity interest in Marathon 12 (the “Marathon 12 Investment”). The Marathon 12 Controlled Subsidiary used the proceeds to close on the acquisition of a to be built 12-Unit small lot townhome development in the Silverlake neighborhood of Los Angeles, CA 90026 (the “Marathon 12 Property”). Over the course of the Marathon 12 Investment term, we increased our equity interest to a total of $2,177,000 to fund unanticipated construction costs necessary to complete construction of the development.

On August 24, 2020, we received the final distribution from the sales proceeds of all 12 townhome units, which grossed approximately $12,900,000.  Net proceeds to the Marathon 12 Controlled Subsidiary from the sales totaled approximately $3,455,000, net of repayment of the $8,710,000 of outstanding principal on the third party senior loan and closing costs of approximately $735,000.  Pursuant to the agreements governing the Marathon 12 Investment, we received a corresponding cash flow distribution of approximately $2,652,000 from the Marathon 12 Controlled Subsidiary, yielding an internal rate of return of approximately 12.0%.

This completes the sale of the Marathon 12 Property and, hence, the liquidation of the Marathon 12 Investment.